FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 19 ,2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: CTC Chile has accepted a binding offer from Telefónica Móviles for the acquisition of Telefónica Móvil Chile.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, May 18, 2004

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that the Board of Telefónica CTC Chile, S.A. (“CTC”) has accepted a binding offer from Telefónica Móviles, S.A. (“TEM”) for the acquisition of the 100% of the shares of Telefónica Móvil Chile, S.A., a subsidiary of CTC.

The price offered by TEM for the purchase of 100% of the shares of Telefónica Móvil Chile, S.A. is USD 1,007 millions. TEM will assume the outstanding debt of Telefónica Móvil Chile, S.A., which, as per March 31, 2004, accrued the amount of 243 million USD.

The acquisition is conditioned upon the approval of the transaction by the Extraordinary Shareholders Meeting of CTC.

CTC is 43.6% owned by the Telefónica Group. TEM has been managing Telefónica Móvil Chile, S.A. since 2000.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

Antonio Hornedo Muguiro

General Counsel

TELEFONICA MOVILES, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 19, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel